UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Banzai International, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

06682J100
(CUSIP Number)

Mason Ward
c/o Alco Investment Company
33930 Weyerhaeuser Way S., Suite 150
Federal Way, Washington 98001
(253) 796-2704
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 06682J100	SCHEDULE 13D	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS
Mason Ward

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
383,418 (1)

	8	SHARED VOTING POWER
2,396,261 (2)

	9	SOLE DISPOSITIVE POWER
383,418 (1)

	10	SHARED DISPOSITIVE POWER
2,396,261 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,779,679 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.5% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
This amount includes 30,170 shares of Class A Common Stock (as defined herein) held directly by the Reporting Person and 353,248 shares of Class A Common Stock that the Reporting Person has the right to acquire upon exercise of 353,248 Warrants (as defined herein) held directly by the Reporting Person within 60 days.

(2)	This amount includes 2,396,261 shares of Class A Common Stock held directly by Alco Investment Company.
(3)
This percentage is calculated based on the sum of (i) 12,594,195 shares of Class A Common Stock outstanding immediately after the Closing (as defined herein) on December 14, 2023, as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 20, 2023, and (ii) 353,248 shares of Class A Common Stock that the Reporting Person has the right to acquire within 60 days upon exercise of 353,248 Warrants held directly by the Reporting Person, which amount has been added to the shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No: 06682J100	SCHEDULE 13D	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS
Alco Investment Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,396,261 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,396,261 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,396,261 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	This amount includes 2,396,261 shares of Class A Common Stock held directly by the Reporting Person.
(2)
This percentage is calculated based on 12,594,195 shares of Class A Common Stock outstanding immediately after the Closing on December 14, 2023, as reported in the Issuer’s current report on Form 8-K filed with the SEC on December 20, 2023.

CUSIP No: 06682J100	SCHEDULE 13D	Page 4 of 8 Pages
Item 1.	Security and Issuer

This Schedule 13D relates to the shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Banzai International, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 435 Ericksen Ave, Suite 250, Bainbridge Island, Washington 98110. Prior to the Closing (as defined herein), the Issuer was known as 7GC & Co. Holdings Inc. (“7GC”).

Item 2.	Identity and Background

(a-c,f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Mason Ward (“Mr. Ward”), and
ii.	Alco Investment Company (“ALCO”).

Mr. Ward is a citizen of the United States and serves as a member of the board of directors of the Issuer (the “Board”). ALCO is organized under the laws of the State of Washington and is an investment company that invests in real estate, venture capital, and private equity. Mr. Ward serves as the Chief Financial Officer of ALCO and a member of the investment committee of ALCO. The Reporting Persons’ principal address is 33930 Weyerhaeuser Way S., Suite 150, Federal Way, Washington 98001.

The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Act is attached hereto as an exhibit to this Schedule 13D.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On December 14, 2023 (the “Closing”), the Issuer consummated the previously announced business combination (the “Business Combination”) with Legacy Banzai (as defined herein), pursuant to the Agreement and Plan of Merger and Reorganization, dated as of December 8, 2022 (as amended, the “Merger Agreement”), by and among 7GC, Banzai Operating Co LLC (f/k/a Banzai International, Inc.), a Delaware corporation (“Legacy Banzai”), 7GC Merger Sub I, Inc., a Delaware corporation and an indirect wholly owned subsidiary of 7GC (“First Merger Sub”), and 7GC Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of 7GC (“Second Merger Sub”).

Pursuant to the terms of the Merger Agreement, the Business Combination ultimately resulted in Legacy Banzai becoming a wholly-owned direct subsidiary of 7GC.

Prior to the Closing, Mr. Ward acquired convertible promissory notes of Legacy Banzai accruing interest at a rate of 8% per annum (the “2022 Notes”) in the principal amount of $50,000.00 on each of July 28, 2022, September 2, 2022 and June 14, 2023, for an aggregate principal amount of $150,000.00. Also prior to the Closing, Mr. Ward purchased in the open market 353,248 warrants of the Issuer, with each warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share (each, a “Warrant”), for an aggregate purchase price of approximately $26,670.22 in multiple transactions between April 13, 2023 and October 20, 2023. Each Warrant becomes exercisable 30 days after the Closing and will expire five years after the Closing.

Prior to the Closing, in February 2020, ALCO purchased 342,994 shares of Series A-1 preferred stock of Legacy Banzai at a purchase price of $2.9155 per share, for an aggregate purchase price of approximately $999,999, and purchased 181,225 shares of Series A-2 preferred stock of Legacy Banzai in consideration of the conversion of a SAFE Agreement issued to ALCO in 2016.

CUSIP No: 06682J100	SCHEDULE 13D	Page 5 of 8 Pages
Also prior to the Closing, in September 2021, ALCO entered into a SAFE Agreement with Legacy Banzai in the principal amount of $2,500,000, entitling ALCO to receive a portion of the total consideration of $100,000,000 payable in the shares of Class A Common Stock or shares of Class B common stock of the Issuer (such right, a “SAFE Right”).

Also prior to the Closing, ALCO acquired in a series of transactions the 2022 Notes in an aggregate principal amount of $5,100,538.22: ALCO acquired the 2022 Notes in the principal amount of $1,000,000.00 on July 20, 2022, in the principal amount of $2,100,538.22 on July 19, 2022, in the principal amount of $1,500,000.00 on March 8, 2023, and in the principal amount of $500,000.00 on March 9, 2023.

Immediately prior to the Closing, each outstanding Series A-1 preferred stock of Legacy Banzai and Series A-2 preferred stock of Legacy Banzai was automatically converted into one share of common stock of Legacy Banzai. At the Closing, each outstanding share of Class A common stock of Legacy Banzai and share of Class B common stock of Legacy Banzai was automatically cancelled and converted into the right to receive a number of shares of Class A Common Stock or Class B common stock of the Issuer (“Class B Common Stock” and, together with Class A Common Stock, “Common Stock”), respectively, equal to (x) the Per Share Value (as defined in the Merger Agreement) divided by (y) $10.00 (the “Exchange Ratio”). Also at the Closing, each outstanding 2022 Note was cancelled and converted into the right to receive a number of shares of Class A Common Stock, equal to (x) all of the outstanding principal and interest in respect of such 2022 Note, divided by the quotient obtained by dividing $50,000,000 by the Fully Diluted Capitalization (as defined in and determined pursuant to the terms of such 2022 Note) in respect of such 2022 Note, multiplied by (y) the Exchange Ratio. Also at the Closing, each outstanding SAFE Right was cancelled and converted into the right to receive a number of shares of Class A Common Stock, equal to (x) the SAFE Purchase Amount (as defined in the applicable SAFE Agreement that governs such SAFE Right) in respect of such SAFE Right divided by the SAFE Conversion Price (as defined in each SAFE Agreement) in respect of such SAFE Right multiplied by (y) the Exchange Ratio.

As a result, at the Closing, Mr. Ward acquired 25,170 shares of Class A Common Stock upon conversion of the 2022 Notes in the principal amount of $150,000 that Mr. Ward held directly immediately prior to the Closing, and ALCO acquired an aggregate 1,571,261 shares of Class A Common Stock upon conversion of (i) 342,994 shares of Series A-1 preferred stock of Legacy Banzai, (ii) 181,225 shares of Series A-2 preferred stock of Legacy Banzai, (iii) the SAFE Right in the principal amount of $2,500,000, and (iv) the 2022 Notes in an aggregate principal amount of $5,100,538.22, each of (i) to (iv) which ALCO held directly immediately prior to the Closing.

Also at the Closing, ALCO acquired from the Issuer an aggregate 825,000 shares of Class A Common Stock in connection with the forfeiture of 825,000 shares of Class B Common Stock by 7GC & Co. Holdings LLC (the “Sponsor”), pursuant to the Share Transfer Agreements (as defined herein).

On December 21, 2023, Mr. Ward purchased 5,000 shares of Class A Common Stock in the open market, through a broker, in multiple transactions at prices ranging from $3.56 to $3.7099, inclusive, with a weighted average price of $3.6270 per share.

The shares of Class A Common Stock and Warrants held directly by Mr. Ward reported herein were acquired using personal funds of Mr. Ward.  The shares of Class A Common Stock held directly by ALCO reported herein were acquired using the working capital of ALCO.

Item 4.	Purpose of Transaction

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

The Reporting Persons acquired the securities of the Issuer reported herein for investment purposes in the ordinary course of their business of investing in securities for their own accounts. The Reporting Persons expect to continuously assess their investment in the Issuer and, depending on their evaluation of the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities, and subject to applicable legal and contractual requirements, including certain restrictions described herein (such as the lock-up period in the Share Transfer Agreements), the Reporting Persons may: (i) acquire beneficial ownership of additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) dispose of all or part of their holdings of securities of the Issuer; or (iii) take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D.

CUSIP No: 06682J100	SCHEDULE 13D	Page 6 of 8 Pages
Mr. Ward serves as a member of the Board. In such capacity, Mr. Ward may engage in communications with the Board, members of management, other shareholders, financial and legal advisers and other parties regarding the Issuer, including but not limited to its operations, governance and control. In addition, in his capacity as a member of the Board, Mr. Ward may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a, b) As of the date hereof, Mr. Ward may be deemed to beneficially own, in the aggregate, 2,779,679 shares of Class A Common Stock, which represents approximately 21.5% of the shares of Class A Common Stock outstanding, and ALCO may be deemed to beneficially own 2,396,261 shares of Class A Common Stock, which represents approximately 19.0% of the shares of Class A Common Stock outstanding.

Mr. Ward has sole power to vote and sole power to dispose of 30,170 shares of Class A Common Stock and 353,248 shares of Class A Common Stock that he has the right to acquire within 60 days upon exercise of 353,248 Warrants held directly by him.  Mr. Ward and ALCO have shared power to vote and shared power to dispose of 2,396,261 shares of Class A Common Stock held directly by ALCO.

The foregoing beneficial ownership percentages are calculated based on 12,594,195 shares of Class A Common Stock outstanding immediately after the Closing on December 14, 2023, as reported in the Issuer’s current report on Form 8-K filed with the SEC on December 20, 2023, plus, for purposes of calculating Mr. Ward’s beneficial ownership percentage, 353,248 shares of Class A Common Stock that he has the right to acquire within 60 days upon exercise of 353,248 Warrants held directly by him, which amount has been added to the shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

(c) The response to Item 3 of this Schedule 13D is incorporated by reference herein.  Except as set forth in this Schedule 13D, no transactions in the shares of Class A Common Stock have been effected by the Reporting Persons during the past 60 days.

(d) Except as described in this Schedule 13D, no person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Items 2 of this Schedule 13D is incorporated by reference herein.

Share Transfer Agreements

On December 13, 2023, in connection with the Business Combination, 7GC and the Sponsor entered into a share transfer agreement (the “December Share Transfer Agreement”) with ALCO, pursuant to which for each $10.00 in principal borrowed under the New Alco Note (as defined herein), the Sponsor agreed to forfeit three shares of Class B Common Stock held by the Sponsor, in exchange for the right of ALCO to receive three shares of Class A Common Stock, in each case, at (and contingent upon) the Closing, with such forfeited and issued shares capped at an amount equal to 600,000. On October 3, 2023 and November 16, 2023, 7GC, the Sponsor, and ALCO also entered into share transfer agreements, pursuant to which the Sponsor agreed to forfeit an aggregate of 225,000 shares of Class B Common Stock held by the Sponsor, in exchange for the right of ALCO to receive 225,000 shares of Class A Common Stock at (and contingent upon) the Closing (such share transfer agreements together with the December Share Transfer Agreement, the “Share Transfer Agreements”). ALCO is subject to a 180-day lock-up period with respect to such shares of Class A Common Stock pursuant to the Share Transfer Agreements, subject to customary exceptions.

CUSIP No: 06682J100	SCHEDULE 13D	Page 7 of 8 Pages
In connection with the December Share Transfer Agreement, (i) Legacy Banzai issued a new subordinated promissory note (the “New Alco Note”) to ALCO in the aggregate principal amount of $2.0 million, which will bear interest at a rate of 8% per annum and will be due and payable on December 31, 2024, and (ii) Legacy Banzai, ALCO, and CP BF Lending, LLC agreed to (a) amend that certain Subordinated Promissory Note issued by Legacy Banzai to ALCO on September 13, 2023 in the aggregate principal amount of $1.5 million to extend the maturity date from January 10, 2024 to September 30, 2024 and (b) amend that certain Subordinated Promissory Note issued by Legacy Banzai to ALCO on August 30, 2023 (the “Original Issue Date”) in the aggregate principal amount of $150,000 to extend the maturity date 60 days from the Original Issue Date to April 29, 2024.

The foregoing description of the December Share Transfer Agreement does not purport to be complete and is qualified in its entirety by reference to the full text thereof, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated December 26, 2023, by and among Mason Ward and Alco Investment Company

Exhibit 2
Share Transfer Agreement, dated December 13, 2023, by and among 7GC, the Sponsor and Alco Investment Company (incorporated by reference to Exhibit 10.5 of the Issuer’s current report on Form 8-K filed with the SEC on December 20, 2023)

CUSIP No: 06682J100	SCHEDULE 13D	Page 8 of 8 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mason Ward

/s/ Mason Ward

Alco Investment Company

/s/ Mason Ward
Name: Mason Ward
Title: Chief Financial Officer

December 26, 2023

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).